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SCHEDULE 13G

(RULE 13d-102)

Information to be included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

024061103

(Cusip Number)

Year Ended December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 024061103

1.	Name of Reporting Person:
	Richard E. Dauch, individually and as trustee for each of Dauch Annuity Trust 2004 and Dauch Annuity Trust 2007, and as president of the Richard E. and Sandra J. Dauch Family Foundation.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,667,559*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,667,559

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,667,559

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.1%

12.	Type of Reporting Person: IN

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13G

Item 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
	(a)	NAME OF ISSUER:
This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of American Axle and Manufacturing Holdings, Inc., a Delaware corporation (the “Issuer”).
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
The address of the principal executive offices of the Issuer is: American Axle & Manufacturing Holdings, Inc. 1840 Holbrook Avenue, Detroit, Michigan, 48212-3488

Item 2.	PERSON FILING:
	(a)	IDENTITY OF PERSON FILING:
This statement is being filed by: Richard E. Dauch individually and as trustee for the Dauch Annuity Trust 2004 and the Dauch Annuity Trust 2007, and as president of the Richard E. and Sandra J. Dauch Family Foundation.
	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o American Axle & Manufacturing Holdings, Inc. 1840 Holbrook Avenue, Detroit, Michigan, 48212-3488
	(c)	CITIZENSHIP:
Richard E. Dauch is a citizen of the United States of America
	(d)	TITLE OF CLASS OF SECURITIES:
This statement relates to the Issuer’s Common Stock, $0.01 par value per share.
	(e)	CUSIP NUMBER:
024061103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) AMOUNT BENEFICIALLY OWNED:
See Item 9 of Cover Page
(b) PERCENT OF CLASS:
See Item 11 of Cover Page
(c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
See Item 5 of the Cover Page
(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
See Item 6 of the Cover Page
(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
See Item 7 of the Cover Page
(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
See Item 8 of the Cover Page

Richard E. Dauch owns 1,400 shares of the issuer outright. Richard E. Dauch holds options exercisable within 60 days of 12/31/2002 to acquire 1,396,325 shares of the issuer. Such options have been included for the purpose of calculating beneficial ownership. Richard E. Dauch is trustee and beneficiary for Dauch Annuity Trust 2004, which owns 1,722,796 shares as of 12/31/02. Richard E. Dauch is trustee and beneficiary for Dauch Annuity Trust 2007, which owns 1,897,038 shares as of 12/31/02. Richard E. Dauch is president for Richard E. and Sandra J. Dauch Family Foundation, which owns 650,000 shares as of 12/31/02. In accordance with the provisions of the trust agreements, shares owned by the trusts may be distributed, from time to time, to Richard E. Dauch as beneficiary of the trusts.

* The reporting person’s spouse is trustee and beneficiary of the Sandra J. Dauch Gift Trust, which owns 2,335,115 shares as of 12/31/02. These shares are excluded for the purpose of calculating beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a) N/A (b) N/A.

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13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 19, 2003

By:	/s/ Patrick S. Lancaster
Signature of Reporting Person Attorney in fact

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